UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 11, 2021

ADVAXIS, INC.

 (Exact name of registrant as specified in its charter)

Delaware	001-36138	02-0563870
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9 Deer Park Drive, Suite K-1, Monmouth Junction, New Jersey	08852
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (609) 452-9813

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	ADXS	Nasdaq Capital Market
Preferred Stock Purchase Rights	-	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

As previously disclosed on its Current Report on Form 8-K filed on April 10, 2020, Advaxis, Inc. (“Advaxis” or the “Company”) received written notice from the staff (the “Staff”) of the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that Advaxis was not in compliance with Nasdaq Listing Rule 5450(a)(1) because the closing bid price for Advaxis’ common stock had closed below $1.00 per share for the previous 30 consecutive business days (the “bid-price requirement”). As also disclosed on its Current Report on Form 8-K filed on June 25, 2020, Advaxis received a letter (“New Notice”) from the Staff of the Nasdaq on April 17, 2020 indicating that, due to extraordinary market conditions, Nasdaq has tolled the compliance period for the bid-price requirement. In accordance with the April 17, 2020 notice from Nasdaq, Advaxis had until December 21, 2020 to regain compliance with the bid price requirement.

As of December 21, 2020, Advaxis was yet to be in compliance with the bid-price requirement as discussed above. On December 22, 2020, Advaxis received notification from Nasdaq that its application to transfer the listing of its common stock from the Nasdaq Global Select Market to the Nasdaq Capital Market had been approved. Advaxis’s securities were transferred to the Nasdaq Capital Market at the opening of business on December 24, 2020, and it will have an additional 180 days, or until June 21, 2021, to regain compliance with the bid-price requirement.

On June 22, 2021, Advaxis received notification from Nasdaq that the Company had not regained compliance with the bid-price requirement. The notification indicated that the Company’s common stock would be subject to delisting unless the Company timely requests a hearing before a Nasdaq Hearing Panel (“Panel”). The Company timely requested a hearing and the hearing was held on July 29, 2021.

On August 11, 2021, Advaxis issued a press release announcing that it has received a letter indicating that following the Company’s hearing before the Panel, the Panel determined to grant the Company an extension through November 22, 2021, to evidence compliance with Nasdaq’s $1.00 Minimum Bid Price Rule and complete its previously announced merger transaction (the “Merger”) with Biosight, Ltd. (“Biosight”). Pursuant to the Nasdaq Listing Rules, the combined company will be required to meet all applicable initial listing requirements upon the closing of the merger, including the $4 per share price requirement. A copy of the press release is attached hereto as Exhibit 99.1.

Important Information about the Merger and Where to Find It

This Form 8-K relates to a proposed transaction between the Company and Biosight pursuant to the Agreement and Plan of Merger and Reorganization, dated July 4, 2021 by and among the Company, Biosight and other parties referenced therein (the “Merger Agreement”). This Form 8-K does not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed Merger, the Company intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including the Registration Statement, which will include a proxy statement, information statement and prospectus. This communication is not a substitute for the Registration Statement or for any other document that the Company may file with the SEC or send to the Company’s stockholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, BIOSIGHT, THE MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at www.advaxis.com or by written request to the Company at 9 Deer Park Drive, Suite K-1, Monmouth Junction, NJ, Attention: Igor Gitelman, VP of Finance and Chief Accounting Officer.

Participants in the Solicitation

The Company and Biosight and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transaction. Information regarding such directors and executive officers, including a description of their interests, by security holdings or otherwise, in the proposed transaction will be set forth in the Registration Statement other relevant materials to be filed with the SEC regarding the proposed transaction. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge as described in the preceding paragraph.

Forward-Looking Statements

Certain of the statements made in this Form 8-K are forward looking for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, those relating to the Merger and the completion thereof. In some cases, you can identify these statements by forward-looking words such as “may,” “will,” “continue,” “anticipate,” “intend,” “could,” “project,” “expect” or the negative or plural of these words or similar expressions. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s business and the price of the common stock of the Company; the failure of either party to satisfy any of the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the Company’s stockholders and the receipt of certain governmental and regulatory approvals; uncertainties as to the timing of the consummation of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the proposed transaction on the Company’s business relationships, operating results and business generally; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; risks related to diverting management’s attention from the Company’s ongoing business operations; the outcome of any legal proceedings that may be instituted against the Company related to the Merger Agreement or the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the Company’s history of net operating losses and uncertainty regarding its ability to achieve profitability; the Company’s ability to develop and commercialize product candidates; the Company’s ability to use and expand technology platforms to build a pipeline of product candidates; the Company’s ability to obtain and maintain regulatory approval of product candidates; the Company’s ability to operate in a competitive industry and compete successfully against competitors that have greater resources; the Company’s reliance on third parties; the Company’s ability to obtain and adequately protect intellectual property rights for product candidates; and the effects of COVID-19 on clinical programs and business operations. The Company’s discusses many of these risks in greater detail under the heading “Risk Factors” contained in quarterly report on Form 10-Q for the quarter ended April 30, 2021, filed with the SEC on June 14, 2021, and its other filings with the SEC. Any forward-looking statements in this Form 8-K speak only as of the date of this Form 8-K. However, while the Company and Biosight may elect to update these forward-looking statements at some point in the future, the Company and Biosight specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s and Biosight’s assessments as of any date subsequent to the date of this Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release of the Company, dated August 11, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

August 11, 2021	ADVAXIS, INC.

	By:	/s/ Kenneth A. Berlin
	Name:	Kenneth A. Berlin
	Title:	President and Chief Executive Officer, Interim Chief Financial Officer